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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 July 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Express expands its enhanced tracking service, 25 July 2006

25 July 2006

TNT EXPRESS EXPANDS ITS ENHANCED TRACKING SERVICE

TNT Express - the leading global business to business express delivery company - today announced plans to install 14,000 extra 'Mobile Worker' communication units in delivery vehicles across its global network over the next two years.

The handheld units - which enable delivery drivers to send and receive delivery information in real-time through one smart scanner - are already operational in 25 countries and will be introduced to depots in countries including China, South Africa and Italy in Q2 and Q3 2006, and in an additional 17 countries by the end of 2008.

"The decision to introduce 14,000 extra 'Mobile Worker' units in vehicles across our global network was made following successful trials in Finland, UK, Italy and Singapore and will significantly improve the speed and efficiency of our global delivery operations," said Shwan Moubarak, Director of Information and Communication Services, TNT Express.

Introduced as part of a global strategy for an integrated communication system across the worldwide delivery network, the in-cab 'Mobile Worker' units communicate directly with TNT's main server in the UK. This enables hi-speed wireless communication of large quantities of data between depots and drivers, which improves driver efficiency and productivity.

"We are committed to the ongoing improvement of our services by implementing the latest technologies. 'Mobile Worker' consolidates seven different communication systems into one unified and multi-functional solution and, in doing so, enables customers across the world to track their shipments within five minutes of pick up. This is particularly useful for those operating time critical businesses," continued Moubarak.

By implementing this 'single system' solution, TNT Express can deploy 'Mobile Worker' technology across the globe without the need to install and maintain a server infrastructure in each participating country. Furthermore, the introduction of 'Mobile Worker' will create savings of up to 70 per cent in software and technology upgrades in the future, as there is no longer a need to upgrade seven different operating systems.

The significant expansion of the 'Mobile Worker' communications system follows the recent launch of TNT Express' Enhanced Tracking service, which allows customers to track and filter multiple shipments at every stage of the delivery process with one click of a mouse.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 26 July 2006